

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

Via E-mail
Mr. Ralph D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

> **Re: L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 8-K filed July 31, 2014**
> **Response dated July 30, 2014**
> **File No. 001-14141**
> **File No. 333-46983**

Dear Mr. D'Ambrosio:

We have reviewed your response and your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

1.   On page 40 of your Form 10-K, you reported "aggregate net changes in contract estimates which increased operating income by $106 million, or 8%, for the year ended December 31, 2013, $78 million, or 6%, for the year ended December 31, 2012, and $73 million, or 5%, for the year ended December 31, 2011."   Tell us the nature and timing of such adjustments (disaggregating favorable and unfavorable adjustments), the segments

in which they occurred, and how the timing or the amounts of such adjustments have been affected as a result of your recent internal review.

Form 8-K filed July 31, 2014

2.   Refer to Tables F and G, footnotes (a), (b) and (c). Please explain to us, in detail, the facts and circumstances concerning the "immaterial out of period amounts included in the Company's previously issued financial statements." Also, please expand your disclosure in future filings to clearly explain the nature of these adjustments, specifically addressing the following in your disclosure and response to us.

- Clarify what you mean in your statement that these immaterial out of period amounts were included in the Company's previously issued financial statements.

- Tell us the nature of the out-of-period adjustments, the reasons for the change in the timing of these adjustments, the prior periods from which these adjustments were drawn, and how those prior periods will be impacted.

- Since these amounts are considered immaterial, explain why you are recording them now.

- Tell us if you are aware of any other immaterial errors that are not being corrected.

- Tell us why you are not treating these adjustments as changes in estimates.

3.   It is unclear if the DOD contract in the Aerospace Systems segment is a loss contract. Tell us if and when that determination has been made.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director